Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

September 10, 2014

TELUS Corporation

Final Term Sheet

3.75% Notes, Series CQ due January 17, 2025

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$800 million Series CQ Notes pursuant to the Short Form Base Shelf Prospectus dated November 15, 2013 and the Prospectus Supplement dated September 10, 2014

Principal Amount:	C$800 million

Pricing Date:	September 10, 2014

Settlement Date:	September 15, 2014 (T+3)

Maturity Date:	January 17, 2025

Coupon:	3.75% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on January and July 17th, commencing on January 17, 2015. The first interest payment (short first coupon) on January 17, 2015 will be in an amount equal to $10,191,780.82.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	3.777% per annum

Issue Price:	C$99.775 per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:	The Notes may be redeemed at any time prior to October 17, 2024 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes (GoC+38.5 bps), or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after October 17, 2024 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount thereof.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated September 10, 2014).

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering – Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated September 10, 2014).

Use of Proceeds:	The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MAX1 / CA 87971MAX17

Syndicate:

RBC Dominion Securities Inc. (Joint Lead and Bookrunner)

BMO Nesbitt Burns Inc. (Joint Lead and Bookrunner)

CIBC World Markets Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc.

TD Securities Inc.

HSBC Securities (Canada) Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Canaccord Genuity Corp.

J.P. Morgan Securities Canada Inc.

Wells Fargo Securities Canada, Ltd.

Laurentian Bank Securities Inc.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.].

The Company has filed a registration statement (File No. 333-192197) (including a short form base shelf prospectus dated November 15, 2013) and will file a prospectus supplement dated September 10, 2014 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling RBC Capital Markets LLC at 1-866-375-6829, BMO Capital Markets Corp. at 1-866-864-7760, or CIBC World Markets Corp. at 212-856-4000.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

September 10, 2014

TELUS Corporation

Final Term Sheet

4.75% Notes, Series CR due January 17, 2045

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$400 million Series CR Notes pursuant to the Short Form Base Shelf Prospectus dated November 15, 2013 and the Prospectus Supplement dated September 10, 2014

Principal Amount:	C$400 million

Pricing Date:	September 10, 2014

Settlement Date:	September 15, 2014 (T+3)

Maturity Date:	January 17, 2045

Coupon:	4.75% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on January and July 17th, commencing on January 17, 2015. The first interest payment (short first coupon) on January 17, 2015 will be in an amount equal to $6,454,794.52.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	4.795% per annum

Issue Price:	C$99.291 per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:	The Notes may be redeemed at any time prior to July 17, 2044 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes (GoC+51.5 bps), or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after July 17, 2044 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount thereof.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated September 10, 2014).

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (See “Details of the Offering – Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated September 10, 2014).

Use of Proceeds:	The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MAY9 / CA 87971MAY99

Syndicate:

RBC Dominion Securities Inc. (Joint Lead and Bookrunner)

BMO Nesbitt Burns Inc. (Joint Lead and Bookrunner)

CIBC World Markets Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc.

TD Securities Inc.

HSBC Securities (Canada) Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Canaccord Genuity Corp.

J.P. Morgan Securities Canada Inc.

Wells Fargo Securities Canada, Ltd.

Laurentian Bank Securities Inc.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-192197) (including a short form base shelf prospectus dated November 15, 2013) and will file a prospectus supplement dated September 10, 2014 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling RBC Capital Markets LLC at 1-866-375-6829, BMO Capital Markets Corp. at 1-866-864-7760, or CIBC World Markets Corp. at 212-856-4000.